

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2012

Via facsimile
Mr. Paul G. Boynton
President and Chief Executive Officer
Rayonier Inc.
1301 Riverplace Blvd.
Jacksonville, FL 32207

>   RE: **Rayonier Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed February 28, 2012**
>   **File No. 1-06780**

Dear Mr. Boynton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 1

1. Under the "performance fibers" and "wood products" segments, please tell us how you define "production capacity." Please tell us whether your calculations are consistent with any industry-wide recognized measures. We may have further comment.

Forest Resources, page 2

2. We note that you combine your Washington and New York timber holdings into the same region, but we also note the difference in these sub-regions in growth rates, access to mills and export markets. Please tell us what consideration you have given to breaking out the Northern region operating data between Washington and New York. We may have further comment.

3. We note your merchantable timber inventory disclosure. Please tell us what consideration you have given to providing additional detail, to the extent available to management, regarding inventory data broken out by age of trees. We may have further comment.

4. Please tell us why you do not disclose operating data regarding 2011 harvest volumes by region. In addition, please tell us what consideration you have given to disclosing anticipated 2012 harvest volume.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

5. In future filings, please expand your disclosures regarding the CSE to discuss the expected effects on your operations. We note that you will add 190,000 metric tons of cellulose specialties capacity, while losing 260,000 metric tons of absorbent materials capacity. Your expanded disclosure should include your expectations of how this change affects your expenses as well as revenues.

6. We note your disclosure on page 21 that timber is also marketed through log supply agreements. Please tell us the approximate amount of timber that is covered by such supply commitments in 2012. We may have further comments.

7. We note your disclosure on page 25 regarding sales data with respect to your forest resources segment. Please tell us what consideration you gave to breaking out your sales data between pulpwood and sawtimber. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions on the financial statements or related matters. Please contact Folake Ayoola, Staff Attorney at (202) 551- 3673 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief